FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2018

Barclays PLC

Q1 2018 Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098 AND 333-216361) AND FORM F-3 (333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays PLC	1

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the three months ended, 31 March 2018.

Exhibit 99.2

A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2017, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

Barclays PLC	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: April 26, 2018	By:	/s/ Garth Wright
Name: Garth Wright

Title: Assistant Secretary

Barclays PLC	3

Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2018, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC	4

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2018 to the corresponding three months of 2017 and balance sheet analysis as at 31 March 2018 with comparatives relating to 31 December 2017 and 31 March 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 25 April 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to pages 33-41 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on pages 35-37;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 39;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the quarter/year is the average of the monthly averages within that quarter/year. Period end allocated tangible equity is calculated as 13.0% (2017: 12.0%) of weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The comparable IFRS measure is average equity. A reconciliation is provided on page 39;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. Period end tangible shareholders’ equity excludes goodwill and intangible assets. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. The comparable IFRS measure is average equity. A reconciliation is provided on page 39;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation to IFRS is provided on page 35;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation to IFRS is provided on pages 35-37;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages 35-37;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation to IFRS is provided on page 35-37;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40;

– Return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40;

Barclays PLC	5

Notes

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 41;

– Return on average tangible shareholders’ equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible shareholders’ equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 38.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	6

Performance Highlights

Barclays Group results
for the three months ended	31.03.18	31.03.17
	£m	£m	% Change
Total income	5,358	5,823	(8)
Credit impairment charges and other provisions	(288)	(527)	45
Net operating income	5,070	5,296	(4)
Operating expenses excluding litigation and conduct	(3,364)	(3,591)	6
Litigation and conduct[1]	(1,961)	(28)
Operating expenses	(5,325)	(3,619)	(47)
Other net income	19	5
(Loss)/profit before tax	(236)	1,682
Tax charge	(304)	(473)	36
(Loss)/profit after tax in respect of continuing operations	(540)	1,209
Loss after tax in respect of discontinued operation	-	(658)
Non-controlling interests in respect of continuing operations	(53)	(79)	33
Non-controlling interests in respect of discontinued operation	-	(143)
Other equity instrument holders[2]	(171)	(139)	(23)
Attributable (loss)/profit	(764)	190

Performance measures
Return on average shareholders’ equity[1]	(5.5%)	1.6%
Return on average tangible shareholders’ equity[2]	(6.5%)	1.8%
Average shareholders’ equity (£bn)	52.0	58.5
Average tangible shareholders’ equity (£bn)	44.2	49.4
Cost: income ratio	99%	62%
Loan loss rate (bps)	36	47
Basic (loss)/earnings per share[2]	(4.2p)	1.3p
Basic (loss)/earnings per share in respect of continuing operations[2]	(4.2p)	6.1p

Performance measures excluding litigation and conduct[1]
Profit before tax	1,725	1,710	1
Attributable profit	1,166	209
Return on average shareholders’ equity[1]	9.3%	1.7%
Return on average tangible shareholders’ equity[2]	11.0%	2.0%
Cost: income ratio	63%	62%
Basic earnings per share[2]	7.1p	1.5p

Balance sheet and capital management[3]	As at 31.03.18	As at 31.12.17	As at 31.03.17
Net asset value per share	296p	322p	341p
Tangible net asset value per share	251p	276p	292p
Common equity tier 1 ratio	12.7%	13.3%	12.5%
Common equity tier 1 capital (£bn)	40.2	41.6	44.9
Risk weighted assets (£bn)	317.9	313.0	360.9
Average UK leverage ratio[4]	4.6%	4.9%	4.6%
Average tier 1 capital[4] (£bn)	50.0	51.2	52.3
Average UK leverage exposure[4] (£bn)	1,090	1,045	1,130

Funding and liquidity
Group liquidity pool (£bn)	207	220	185
CRD IV liquidity coverage ratio	147%	154%	140%
Loan: deposit ratio[5]	84%	81%	85%

1	Refer to pages 33-37 for further information and calculations of performance measures excluding litigation and conduct.
2

The profit after tax attributable to other equity instrument holders of £171m (Q117: £139m) is offset by a tax credit recorded in reserves of £46m (Q117: £38m). The net amount of £125m (Q117: £101m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3

Capital, RWAs and leverage measures are calculated applying the IFRS 9 transitional arrangements under Article 473a of the CRR. For more information refer to page 19 and the Barclays PLC Pillar 3 Report Q1 2018, located at home.barclays/results.

4

The average UK leverage ratio uses capital based on the last day of each month in the quarter and an exposure measure based on each day in the quarter. The comparatives for the average UK leverage exposure were calculated based on the last day of each month in the quarter. Both exclude qualifying central bank claims from the leverage exposure. The UK leverage ratio was 4.8% (December 2017: 5.1%).

5	Loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. Comparatives have been restated based on this approach.

Barclays PLC	7

Group Performance Review

Group performance

●	RoE was negative 5.5% (Q117: positive 1.6%) and loss per share was 4.2p (Q117: earnings per share of 1.3p)

●	RoTE was 11.0% (Q117: 2.0%) and earnings per share was 7.1p (Q117: 1.5p), excluding litigation and conduct

●

Loss before tax of £236m (Q117: profit of £1,682m) included litigation and conduct charges of £1,961m (Q117: £28m), principally reflecting the £1.4bn settlement relating to RMBS and additional charges of £400m relating to PPI. Excluding these items, profit before tax increased 1% to £1,725m driven by a 45% decrease in credit impairment charges and a 6% reduction in operating expenses, partially offset by an 8% reduction in income. The 12% depreciation of average USD against GBP adversely impacted profits and income, and positively affected credit impairment charges and operating expenses

●

Total income decreased to £5,358m (Q117: £5,823m) driven by a £330m decrease in Barclays International, primarily due to the non-recurrence of a £192m gain relating to an asset sale in US Cards and a £74m valuation gain on Barclays’ preference shares in Visa Inc. in Q117, and a £156m decrease in Head Office

●

Credit impairment charges decreased 45% to £288m primarily reflecting single name recoveries in wholesale and the improved macroeconomic forecasts in the US. Impairment declined 73% in Barclays International and increased 13% in Barclays UK. The Group loan loss rate decreased 11bps to 36bps

●	The cost: income ratio was 99% (Q117: 62%)

●

Operating expenses of £5,325m (Q117: £3,619m) included litigation and conduct charges of £1,961m (Q117: £28m), excluding which, Group operating expenses decreased to £3,364m. This was driven by a 6% reduction in Barclays International and the non-recurrence of costs associated with the former Non-Core division. The cost: income ratio, excluding litigation and conduct, was 63% (Q117: 62%)

Barclays UK

●	RoE was negative 0.8% (Q117: positive 14.1%)

●

RoTE declined to negative 1.1% (Q117: positive 21.6%) due to additional charges of £400m (Q117: £nil) relating to PPI. Excluding litigation and conduct charges, RoTE was 15.7% (Q117: 21.5%) as profit before tax decreased 17% to £581m

●	Total income decreased 3% to £1,788m reflecting the non-recurrence of a valuation gain on Barclays’ preference shares in Visa Inc. in Q117 and customer remediation provisions

–	Personal Banking income decreased 6% to £889m driven by the non-recurrence of the Visa gain and a customer remediation provision

–	Barclaycard Consumer UK income increased 6% to £527m

–	Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 7% to £372m driven by a customer remediation provision

●	Net interest margin decreased 42bps to 3.27% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio

●

Credit impairment charges increased 13% to £201m driven by increased impairment in Personal Banking and a single name case in WEBB, however 30 and 90 day arrears rates in UK cards remained flat at 2.0% (Q117: 2.0%) and 0.9% (Q117: 0.9%), respectively

●	Operating expenses increased to £1,416m, resulting in a cost: income ratio of 79% (Q117: 52%)

●	Operating expenses excluding litigation and conduct increased to £1,005m due to continued investment in digitising the bank, resulting in a cost: income ratio of 56% (Q117: 52%)

●	RWAs increased to £72.5bn (December 2017: £70.9bn) predominantly as a result of IFRS 9 implementation and asset transfers in preparation for structural reform

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Group Performance Review

Barclays International

●	RoE was 12.8% (Q117: 11.3%). CIB RoE was 12.9% (Q117: 7.8%) and Consumer, Cards and Payments RoE was 12.6% (Q117: 26.6%)

●

Profit before tax increased 4% to £1,413m resulting in a RoTE of 13.4% (Q117: 12.5%), reflecting double digit returns in both CIB and Consumer, Cards and Payments of 13.0% (Q117: 8.2%) and 15.6% (Q117: 36.4%), respectively

●	The 12% depreciation of average USD against GBP adversely impacted profits and income, and positively affected credit impairment charges and operating expenses

●	Total income decreased 8% to £3,808m

–	CIB income increased 1% to £2,799m as Markets income increased 8% to £1,459m, partially offset by a decrease in Banking income of 4% to £1,337m

–	FICC income decreased 2% to £869m as a strong performance in foreign exchange was offset by a decline in credit

–	Equities income increased 28% to £590m reflecting an improved performance in derivatives as a result of increased client activity and market volatility, and a strong performance in equity financing

–	Banking fee income decreased 6% to £683m from a strong Q117. Global fee share increased across all products compared to Q417 and FY17

–

Corporate lending declined 11% to £240m driven by the reallocation of RWAs within CIB and lower lending balances due to the realignment of clients between Barclays UK and Barclays International in preparation for structural reform, partially offset by lower losses on fair value hedges

–	Transaction banking increased 4% to £414m driven by higher average deposit balances

–

Consumer, Cards and Payments income decreased 26% to £1,009m driven by the non-recurrence of a £192m gain relating to an asset sale in US Cards and a £74m valuation gain on Barclays’ preference shares in Visa Inc. in Q117. Excluding these items, income declined 7% reflecting the impact of repositioning the US Cards portfolio towards a lower risk mix, partially offset by underlying growth in US Cards

●	Credit impairment charges decreased 73% to £93m

–	CIB credit impairment charges decreased to a release of £159m (Q117: charge of £51m) primarily due to write-backs and updated macroeconomic forecasts

–

Consumer, Cards and Payments credit impairment charges decreased 15% to £252m due to the impact of repositioning the US Cards portfolio towards a lower risk mix and the improved macroeconomic forecasts in the US, partially offset by increased delinquency rates in US Cards. 30 and 90 day arrears rates within US Cards increased to 2.6% (Q117: 2.3%) and 1.4% (Q117: 1.2%), respectively

●	Operating expenses decreased 5% to £2,315m

–	CIB operating expenses decreased 8% to £1,786m driven by the reduction of restructuring and structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416

–	Consumer, Cards and Payments operating expenses increased 4% to £529m reflecting continued growth and investment

●	RWAs increased to £214.2bn (December 2017: £210.3bn) due to increased trading activity

Head Office

●	Loss before tax was £1,819m (Q117: £141m)

●

Total income reduced to an expense of £238m (Q117: expense of £82m) reflecting certain legacy capital instrument funding costs now charged to Head Office of £88m in Q118, hedge accounting and an increased net expense from treasury operations

●

Operating expenses increased to £1,594m (Q117: £59m) reflecting an increase in litigation and conduct charges, including the settlement relating to RMBS, and costs associated with former Non-Core assets and businesses which were integrated on 1 July 2017. Excluding litigation and conduct charges, operating expenses were £59m (Q117: £49m)

●	RWAs decreased to £31.2bn (December 2017: £31.8bn)

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Group Performance Review

Group capital and leverage

●	The CET1 ratio decreased to 12.7% (December 2017: 13.3%) due to a decrease in CET1 capital of £1.3bn to £40.2bn and an increase in RWAs of £4.9bn to £317.9bn

–

Organic capital generation from profits of £1.3bn were more than offset by litigation and conduct charges, including £1.4bn from the settlement relating to RMBS and additional charges of £0.4bn relating to PPI

–

The implementation of IFRS 9 on 1 January 2018 resulted in a net increase in CET1 capital as the £2.2bn decrease in shareholders’ equity on initial adoption was more than offset by the application of transitional relief of £1.3bn and the removal of the £1.2bn excess of expected loss over impairment capital deduction

–	The increase in RWAs was principally due to business growth in investment banking businesses, offset by the depreciation of period end USD against GBP

●

The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) primarily driven by increased exposures due to securities financing transactions and trading portfolio assets trading activity, as well as the decrease in capital

●	Net asset value per share decreased to 296p (December 2017: 322p)

●

Tangible net asset value per share decreased to 251p (December 2017: 276p) primarily due to the impact of the implementation of IFRS 9, litigation and conduct charges in the quarter, and adverse movements across the currency translation and cash flow hedging reserves

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool decreased to £207bn (December 2017: £220bn) driven largely by the deployment of funding to support business growth. The liquidity coverage ratio decreased to 147% (December 2017: 154%), equivalent to a surplus of £65bn (December 2017: £75bn) to the 100% requirement

●

Wholesale funding outstanding excluding repurchase agreements was £147bn (December 2017: £144bn). The Group issued £2.4bn equivalent of term senior unsecured debt from Barclays PLC and £2.1bn from Barclays Bank PLC (BBPLC). In the same period, £0.7bn of Barclays PLC senior unsecured debt and £2.2bn of BBPLC subordinated debt were either called or matured

Other matters

●

In Q118 Barclays reached a settlement with the US Department of Justice (DoJ) to resolve the civil complaint brought by the DoJ in December 2016 relating to Residential Mortgage-Backed Securities (RMBS) sold by Barclays between 2005 and 2007. Barclays has agreed to pay a civil monetary penalty of $2,000m (£1,420m), which was recognised in Q118

●

Additional charges of £400m (Q117: £nil) relating to PPI were recognised mainly as a result of continued higher complaints flow in Q118. The remaining PPI provision as at 31 March 2018 was £1.7bn (December 2017: £1.6bn) to cover claims through to the deadline of 29 August 2019. Management views its current PPI provision as appropriate, but will continue to closely monitor complaint trends and the associated provision adequacy

Structural reform

●

On 9 March 2018 Barclays was granted approval from the Prudential Regulation Authority (PRA) and the High Court of Justice of England and Wales to implement the “ring-fencing” of Barclays’ day-to-day banking services using a legal process called a Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services Markets Act 2000. Barclays implemented the Scheme and established BBUKPLC on 1 April 2018

IFRS 9 Financial Instruments

●

Barclays adopted IFRS 9 Financial Instruments from 1 January 2018, replacing IAS 39 Financial Instruments: Recognition and Measurement. As a result, shareholders’ equity decreased by £2.2bn post-tax, equating to a reduction in tangible net asset value of 13p per share as at 31 March 2018. Barclays elected to apply transitional arrangements, as outlined in Capital Requirements Regulation (CRR) Article 473a. For further detail, please refer to the Barclays PLC IFRS 9 Transition Note that can be found at home.barclays/results

●

IFRS 9 requires the recognition of impairment earlier in the lifecycle of a product having considered forward-looking information. As a result, measurement involves more complex judgement with impairment likely to be more volatile as the economic outlook changes. Management continues to closely monitor observed trends

Barclays PLC	10

Quarterly Results Summary

Barclays Group

	Q118	Q417	Q317	Q217[1]	Q117[1]	Q416[1]	Q316[1]	Q216[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,188	2,272	2,475	2,579	2,519	2,523	2,796	2,530
Net fee, commission and other income	3,170	2,750	2,698	2,479	3,304	2,469	2,650	3,442
Total income	5,358	5,022	5,173	5,058	5,823	4,992	5,446	5,972
Credit impairment charges and other provisions	(288)	(573)	(709)	(527)	(527)	(653)	(789)	(488)
Net operating income	5,070	4,449	4,464	4,531	5,296	4,339	4,657	5,484
Operating expenses excluding UK bank levy and litigation and conduct	(3,364)	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)
UK bank levy	-	(365)	-	-	-	(410)	-	-
Litigation and conduct[2]	(1,961)	(383)	(81)	(715)	(28)	(97)	(741)	(447)
Operating expenses	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)
Other net income/(expenses)	19	13	(2)	241	5	310	502	(342)
(Loss)/profit before tax	(236)	93	1,107	659	1,682	330	837	1,270
Tax (charge)/credit	(304)	(1,138)	(324)	(305)	(473)	50	(328)	(467)
(Loss)/profit after tax in respect of continuing operations	(540)	(1,045)	783	354	1,209	380	509	803
(Loss)/profit after tax in respect of discontinued operation	-	-	-	(1,537)	(658)	71	209	145

Attributable to:
Ordinary equity holders of the parent	(764)	(1,294)	583	(1,401)	190	99	414	677
Other equity instrument holders	171	181	157	162	139	139	110	104
Non-controlling interests in respect of continuing operations	53	68	43	59	79	90	70	92
Non-controlling interests in respect of discontinued operation	-	-	-	(3)	143	123	124	75

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,142.2	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3
Risk weighted assets	317.9	313.0	324.3	327.4	360.9	365.6	373.4	366.3
Average UK leverage exposure	1,089.9	1,044.6	1,035.1	1,092.2	1,130.4	1,137.3	n/a	n/a

Performance measures
Return on average shareholders’ equity	(5.5%)	(8.9%)	4.4%	(9.4%)	1.6%	1.0%	3.1%	5.0%
Return on average tangible shareholders’ equity	(6.5%)	(10.3%)	5.1%	(11.0%)	1.8%	1.1%	3.6%	5.8%
Average shareholders’ equity (£bn)	52.0	55.9	56.6	57.5	58.5	58.0	58.2	56.9
Average tangible shareholders’ equity (£bn)	44.2	48.1	48.9	49.3	49.4	48.9	49.4	48.3
Cost: income ratio	99%	87%	65%	81%	62%	87%	79%	65%
Loan loss rate (bps)	36	56	66	49	47	58	66	41
Basic (loss)/earnings per share	(4.2p)	(7.3p)	3.7p	(8.0p)	1.3p	0.8p	2.6p	4.2p
Basic (loss)/earnings per share in respect of continuing operations	(4.2p)	(7.3p)	3.7p	1.0p	6.1p	1.1p	2.1p	3.8p

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,725	476	1,188	1,374	1,710	427	1,578	1,717
Attributable profit/(loss)	1,166	(943)	660	(698)	209	151	1,140	1,124
Return on average shareholders’ equity	9.3%	(6.4%)	5.0%	(4.5%)	1.7%	1.3%	8.0%	8.1%
Return on average tangible shareholders’ equity	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%	9.5%	9.5%
Cost: income ratio	63%	79%	63%	67%	62%	85%	66%	57%
Basic earnings/(loss) per share	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p	6.9p	6.8p

1	Results include Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 31-32 for further detail.
2	Refer to pages 33-37 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	11

Quarterly Results Summary

Barclays UK

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,493	1,540	1,501	1,534	1,511	1,502	1,569	1,476
Net fee, commission and other income	295	330	351	286	330	326	374	467
Total income	1,788	1,870	1,852	1,820	1,841	1,828	1,943	1,943
Credit impairment charges and other provisions	(201)	(184)	(201)	(220)	(178)	(180)	(350)	(220)
Net operating income	1,587	1,686	1,651	1,600	1,663	1,648	1,593	1,723
Operating expenses excluding UK bank levy and litigation and conduct	(1,005)	(1,117)	(980)	(974)	(959)	(989)	(904)	(947)
UK bank levy	-	(59)	-	-	-	(48)	-	-
Litigation and conduct[1]	(411)	(53)	(11)	(699)	4	(28)	(614)	(399)
Operating expenses	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)
Other net (expenses)/income	(1)	(5)	1	(1)	-	-	-	(1)
Profit/(loss) before tax	170	452	661	(74)	708	583	75	376
Attributable (loss)/profit	(38)	245	423	(285)	470	383	(163)	141

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	184.3	183.8	182.2	166.6	164.5	166.4	166.6	166.0
Total assets	235.2	237.4	230.4	203.4	203.0	209.6	209.1	204.6
Customer deposits at amortised cost	192.0	193.4	189.3	187.4	184.4	189.0	185.5	181.7
Loan: deposit ratio[2]	96%	95%	97%	89%	90%	89%	91%	92%
Risk weighted assets	72.5	70.9	70.0	66.1	66.3	67.5	67.4	67.1

Performance measures
Return on average allocated equity	(0.8%)	7.8%	12.3%	(8.2%)	14.1%	11.8%	(4.7%)	4.4%
Return on average allocated tangible equity	(1.1%)	10.7%	18.4%	(12.7%)	21.6%	18.2%	(7.1%)	6.6%
Average allocated equity (£bn)	13.4	13.1	14.0	13.5	13.6	13.2	13.3	13.5
Average allocated tangible equity (£bn)	9.8	9.6	9.4	8.7	8.9	8.6	8.7	9.0
Cost: income ratio	79%	66%	54%	92%	52%	58%	78%	69%
Loan loss rate (bps)	43	39	43	52	43	42	82	52
Net interest margin	3.27%	3.32%	3.28%	3.70%	3.69%	3.56%	3.72%	3.56%

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	581	505	672	625	704	611	689	775
Attributable profit	373	282	431	406	467	380	464	551
Return on average allocated equity	11.5%	9.0%	12.6%	12.3%	14.0%	11.7%	14.2%	16.6%
Return on average allocated tangible equity	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%	21.6%	24.9%
Cost: income ratio	56%	63%	53%	54%	52%	57%	47%	49%

1	Refer to pages 33-37 for further information and calculations of performance measures excluding litigation and conduct.
2

Loan: deposit ratio is calculated as loans and advances to customers at amortised cost and loans and advances to banks at amortised cost of £0.4bn (Q417: £0.5bn), divided by customer deposits at amortised cost and deposits from banks at amortised cost of £nil (Q417: £nil). Comparatives have been restated to include loans and advances to banks at amortised cost and deposits from banks at amortised cost.

Barclays PLC	12

Quarterly Results by Business

Analysis of Barclays UK

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	889	1,020	926	933	944	934	970	1,068
Barclaycard Consumer UK	527	445	539	495	498	507	561	463
Wealth, Entrepreneurs & Business Banking	372	405	387	392	399	387	412	412
Total income	1,788	1,870	1,852	1,820	1,841	1,828	1,943	1,943

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(76)	(56)	(60)	(56)	(50)	(50)	(47)	(44)
Barclaycard Consumer UK	(113)	(124)	(145)	(149)	(123)	(118)	(291)	(169)
Wealth, Entrepreneurs & Business Banking	(12)	(4)	4	(15)	(5)	(12)	(12)	(7)
Total credit impairment charges and other provisions	(201)	(184)	(201)	(220)	(178)	(180)	(350)	(220)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	140.5	139.8	138.4	136.5	134.4	135.0	135.3	134.7
Barclaycard Consumer UK	15.2	16.4	16.3	16.2	16.1	16.5	16.2	16.2
Wealth, Entrepreneurs & Business Banking	28.6	27.6	27.5	13.9	14.0	14.9	15.1	15.1
Total loans and advances to customers at amortised cost	184.3	183.8	182.2	166.6	164.5	166.4	166.6	166.0

Analysis of customer deposits at amortised cost
Personal Banking	141.4	141.1	140.1	138.5	137.3	139.3	137.2	134.8
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	50.6	52.3	49.2	48.9	47.1	49.7	48.3	46.9
Total customer deposits at amortised cost	192.0	193.4	189.3	187.4	184.4	189.0	185.5	181.7

Barclays PLC	13

Quarterly Results by Business

Barclays International

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,013	987	1,148	1,060	1,112	1,046	1,355	1,001
Net trading income	1,416	935	815	1,039	1,182	1,131	1,074	1,130
Net fee, commission and other income	1,379	1,397	1,352	1,511	1,844	1,415	1,422	1,908
Total income	3,808	3,319	3,315	3,610	4,138	3,592	3,851	4,039
Credit impairment charges and other provisions	(93)	(386)	(495)	(279)	(346)	(426)	(420)	(240)
Net operating income	3,715	2,933	2,820	3,331	3,792	3,166	3,431	3,799
Operating expenses excluding UK bank levy and litigation and conduct	(2,300)	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)
UK bank levy	-	(265)	-	-	-	(284)	-	-
Litigation and conduct[1]	(15)	(255)	(5)	4	(13)	(17)	(17)	(10)
Operating expenses	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)
Other net income	13	21	19	202	12	5	8	11
Profit before tax	1,413	6	652	1,261	1,356	373	1,085	1,726
Attributable profit/(loss)	973	(1,168)	359	819	837	43	623	1,171

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost[2]	117.5	126.8	134.4	135.2	145.5	153.7	152.7	149.4
Trading portfolio assets	114.9	113.0	91.2	83.3	83.0	73.2	73.8	68.1
Derivative financial instrument assets	214.1	236.2	242.8	108.4	105.3	156.2	155.6	181.4
Derivative financial instrument liabilities	210.8	237.8	242.9	116.8	112.8	160.6	160.5	187.5
Reverse repurchase agreements and other similar secured lending	0.4	12.4	15.5	17.2	17.6	13.4	17.3	19.7
Financial assets at fair value through the income statement	150.6	104.1	103.7	94.1	81.3	62.3	72.0	68.3
Total assets	866.6	856.1	867.1	681.6	677.2	648.5	681.9	679.9
Deposits at amortised cost[2]	167.2	187.3	191.9	192.0	189.4	184.7	175.7	175.0
Loan: deposit ratio[3]	70%	68%	70%	70%	77%	83%	87%	85%
Risk weighted assets	214.2	210.3	218.2	212.2	214.3	212.7	214.6	209.3

Performance measures
Return on average allocated equity	12.8%	(15.1%)	5.0%	11.2%	11.3%	0.9%	9.0%	17.4%
Return on average allocated tangible equity	13.4%	(15.9%)	5.4%	12.4%	12.5%	1.0%	10.0%	19.2%
Average allocated equity (£bn)	31.4	29.9	31.5	30.1	30.5	29.5	28.4	27.4
Average allocated tangible equity (£bn)	30.1	28.5	28.9	27.4	27.7	26.6	25.7	24.8
Cost: income ratio	61%	89%	66%	63%	59%	78%	61%	52%
Loan loss rate (bps)	31	76	88	54	62	78	71	41
Net interest margin	4.57%	4.31%	4.21%	4.07%	4.06%	3.91%	4.21%	3.92%

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,428	261	657	1,257	1,369	390	1,102	1,736
Attributable profit/(loss)	985	(918)	363	816	846	57	640	1,181
Return on average allocated equity	13.0%	(11.8%)	5.0%	11.2%	11.4%	1.1%	9.3%	17.5%
Return on average allocated tangible equity	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%	10.3%	19.3%
Cost: income ratio	60%	81%	66%	63%	59%	77%	61%	51%

1	Refer to pages 33-37 for further information and calculations of performance measures excluding litigation and conduct.
2

Loans and advances at amortised cost have been restated to exclude cash collateral and settlement balances. Deposits at amortised cost have been restated to include deposits from banks and customers at amortised cost, and exclude cash collateral and settlement balances.

3	Loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. Comparatives have been restated based on this approach.

Barclays PLC	14

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC[1]	869	607	627	752	889	766	947	881
Equities	590	362	350	455	462	410	461	406
Markets	1,459	969	977	1,207	1,351	1,176	1,408	1,287
Banking fees	683	605	607	674	726	650	644	622
Corporate lending	240	269	277	278	269	303	284	312
Transaction banking	414	408	419	404	398	401	458	390
Banking	1,337	1,282	1,303	1,356	1,393	1,354	1,386	1,324
Other	3	1	-	1	38	1	1	-
Total income	2,799	2,252	2,280	2,564	2,782	2,531	2,795	2,611
Credit impairment releases/(charges) and other provisions	159	(127)	(36)	1	(51)	(90)	(38)	(37)
Operating expenses	(1,786)	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)
Other net income	3	7	10	116	-	1	-	-
Profit/(loss) before tax	1,175	(252)	593	925	790	155	885	909

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost[2]	81.3	88.2	95.4	96.7	106.8	114.0	115.9	114.0
Deposits at amortised cost[2]	107.6	128.0	133.4	134.1	131.0	134.0	126.7	127.4
Risk weighted assets	181.3	176.2	185.2	178.9	180.6	178.6	182.5	178.4

Performance measures
Return on average allocated equity	12.9%	(19.9%)	5.7%	10.6%	7.8%	(1.1%)	8.7%	9.0%
Return on average allocated tangible equity	13.0%	(20.2%)	5.9%	11.1%	8.2%	(1.2%)	9.2%	9.5%
Average allocated equity (£bn)	25.9	24.7	25.8	24.4	24.8	24.0	23.3	22.7
Average allocated tangible equity (£bn)	25.6	24.3	24.8	23.3	23.5	22.6	21.9	21.3

Consumer, Cards and Payments Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,009	1,067	1,035	1,046	1,356	1,061	1,056	1,428
Credit impairment charges and other provisions	(252)	(259)	(459)	(280)	(295)	(336)	(382)	(203)
Operating expenses	(529)	(564)	(526)	(516)	(507)	(511)	(482)	(419)
Other net income	10	14	9	86	12	4	8	11
Profit before tax	238	258	59	336	566	218	200	817

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost[2]	36.2	38.6	39.0	38.5	38.7	39.7	36.8	35.4
Deposits at amortised cost[2]	59.6	59.3	58.5	57.9	58.4	50.7	49.0	47.6
Risk weighted assets	32.9	34.1	33.0	33.3	33.7	34.1	32.1	30.9

Performance measures
Return on average allocated equity	12.6%	7.1%	1.6%	14.1%	26.6%	9.6%	10.8%	57.6%
Return on average allocated tangible equity	15.6%	8.9%	2.2%	19.4%	36.4%	13.2%	14.8%	77.9%
Average allocated equity (£bn)	5.5	5.3	5.7	5.7	5.7	5.5	5.1	4.7
Average allocated tangible equity (£bn)	4.5	4.2	4.2	4.1	4.2	4.0	3.7	3.5

1	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income which were previously reported separately.
2

Loans and advances at amortised cost have been restated to exclude cash collateral and settlement balances. Deposits at amortised cost have been restated to include deposits from banks and customers at amortised cost, and exclude cash collateral and settlement balances.

Barclays PLC	15

Quarterly Results by Business

Head Office

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(318)	(254)	(174)	108	(115)	29	(206)	14
Net fee, commission and other income[1]	80	87	180	(24)	33	(38)	17	320
Total income	(238)	(167)	6	84	(82)	(9)	(189)	334
Credit impairment releases/(charges) and other provisions	6	(3)	(13)	(1)	-	-	1	(2)
Net operating (expenses)/income	(232)	(170)	(7)	83	(82)	(9)	(188)	332
Operating expenses excluding UK bank levy and litigation and conduct	(59)	(76)	(112)	(40)	(49)	15	(29)	(36)
UK bank levy	-	(41)	-	-	-	(2)	-	-
Litigation and conduct[2]	(1,535)	(75)	(65)	(1)	(10)	(1)	(8)	(11)
Operating expenses	(1,594)	(192)	(177)	(41)	(59)	12	(37)	(47)
Other net income/(expenses)	7	(3)	(22)	(164)	-	159	(4)	(28)
(Loss)/profit before tax	(1,819)	(365)	(206)	(122)	(141)	162	(229)	257
Attributable (loss)/profit	(1,699)	(371)	(199)	(175)	(123)	223	(203)	182

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	40.4	39.7	51.7	17.3	74.5	75.2	73.3	87.7
Risk weighted assets[3]	31.2	31.8	36.1	26.2	52.9	53.3	47.5	43.2

Performance measures
Average allocated equity (£bn)	7.2	12.8	11.1	9.5	9.2	8.8	8.8	8.0
Average allocated tangible equity (£bn)	4.3	10.0	10.5	8.8	7.6	7.2	7.4	6.6

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(284)	(290)	(141)	(121)	(131)	163	(221)	268
Attributable (loss)/profit	(192)	(307)	(134)	(174)	(116)	224	(195)	189

1

Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is recognised within other comprehensive income from Q117.

2	Refer to pages 33-37 for further information and calculations of performance measures excluding litigation and conduct.
3	Includes Africa Banking RWAs of £6.4bn (December 2017: £6.4bn).

Barclays PLC	16

Performance Management

Margins and balances

	Three months ended 31.03.18			Three months ended 31.03.17
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,493	185,351	3.27	1,511	166,065	3.69
Barclays International[1]	1,065	94,530	4.57	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,558	279,881	3.71	2,632	278,125	3.84
Other[2]	(370)			(113)
Total Barclays Group[3]	2,188			2,519

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-interest earning lending balances within the investment banking business. Barclays Non-Core is included in the comparative period.
3	Group net interest income includes net structural hedge contributions of £0.2bn (Q117: £0.4bn).

Quarterly analysis for Barclays UK and Barclays International	Three months ended 31.12.17
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,540	184,058	3.32
Barclays International[1]	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67
	Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International[1]	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61
	Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International[1]	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84
	Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International[1]	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC	17

Credit Risk

Financial instruments subject to impairment
	As at 31.03.18			As at 01.01.18[1]
	Gross exposure[2]	Impairment allowance[2]	Net exposure	Gross exposure[2]	Impairment allowance[2]	Net exposure
	£m	£m	£m	£m	£m	£m
Home loans	147,514	468	147,046	146,973	464	146,509
Cards, unsecured loans and other retail lending	56,548	5,279	51,269	58,792	5,266	53,526
Corporate loans	121,928	1,158	120,770	118,525	1,378	117,147
Loans and advances at amortised cost	325,990	6,905	319,085	324,290	7,108	317,182
Off-balance sheet loan commitments and financial guarantee contracts	331,720	252	331,468	334,573	420	334,153
Total	657,710	7,157	650,553	658,863	7,528	651,335

1	Comparatives are as at 1 January 2018 to reflect the adoption of IFRS 9 from this date.
2	Excludes gross exposure of £63.7bn (1 January 2018: £53.2bn) and impairment allowance of £4m (1 January 2018: £3m) on financial assets at fair value through other comprehensive income.

Analysis of loans and advances at amortised cost and off-balance sheet exposures

	As at 31.03.18				Three months ended 31.03.18
	Gross exposure	Impairment allowance	Net exposure	Coverage ratio	Impairment charge[1]	Loan loss rate
	£m	£m	£m	%	£m	bps
Barclays UK	159,349	2,709	156,640	1.7	180	46
Barclays International	29,277	2,583	26,694	8.8	251	348
Head Office	8,626	362	8,264	4.2	9	42
Total Group retail	197,252	5,654	191,598	2.9	440	90
Barclays UK	28,279	231	28,048	0.8	21	30
Barclays International	91,722	964	90,758	1.1	(158)	(70)
Head Office	8,737	56	8,681	0.6	(16)	(74)
Total Group wholesale	128,738	1,251	127,487	1.0	(153)	(48)
Total loans and advances at amortised cost	325,990	6,905	319,085	2.1	287	36
Off-balance sheet loan commitments and financial guarantee contracts	331,720	252	331,468	0.1
Total	657,710	7,157	650,553	1.1

	As at 01.01.18[2]
	Gross exposure	Impairment allowance	Net exposure	Coverage ratio
	£m	£m	£m	%
Barclays UK	158,787	2,594	156,193	1.6
Barclays International	30,944	2,676	28,268	8.6
Head Office	9,046	364	8,682	4.0
Total Group retail	198,777	5,634	193,143	2.8
Barclays UK	27,807	227	27,580	0.8
Barclays International	88,804	1,182	87,622	1.3
Head Office	8,902	65	8,837	0.7
Total Group wholesale	125,513	1,474	124,039	1.2
Total loans and advances at amortised cost	324,290	7,108	317,182	2.2
Off-balance sheet loan commitments and financial guarantee contracts	334,573	420	334,153	0.1
Total	658,863	7,528	651,335	1.1

1	Includes impairment charges on loans and advances at amortised cost, and off-balance sheet loan commitments and financial guarantee contracts. Excludes impairment charge of £1m on financial assets at fair value through other comprehensive income.
2	Comparatives are as at 1 January 2018 to reflect the adoption of IFRS 9 from this date.

Barclays PLC	18

Treasury and Capital Risk

Capital ratios	As at 31.03.18	As at 31.12.17
CET1[1],[3]	12.7%	13.3%
Tier 1 (T1)	16.4%	17.2%
Total capital	20.3%	21.5%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	59,519	63,905
Less: other equity instruments (recognised as additional tier 1 (AT1) capital)	(8,941)	(8,941)
Adjustment to retained earnings for foreseeable dividends	(664)	(392)

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,365)	(1,385)
Goodwill and intangible assets	(7,858)	(7,908)
Deferred tax assets that rely on future profitability excluding temporary differences	(525)	(593)
Fair value reserves related to gains or losses on cash flow hedges	(709)	(1,161)
Excess of expected losses over impairment	-	(1,239)
Gains or losses on liabilities at fair value resulting from own credit	120	83
Defined benefit pension fund assets	(565)	(732)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,314	-
Other regulatory adjustments	(30)	(22)
CET1 capital[3]	40,246	41,565

AT1 capital[2]
Capital instruments and related share premium accounts	8,941	8,941
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,053	3,538
Other regulatory adjustments and deductions	(130)	(130)
AT1 capital	11,864	12,349

T1 capital[1,3]	52,110	53,914

Tier 2 (T2) capital[2]
Capital instruments and related share premium accounts	6,293	6,472
Qualifying T2 capital (including minority interests) issued by subsidiaries	6,253	7,040
Credit risk adjustments (excess of impairment over expected losses)	143	-
Other regulatory adjustments and deductions	(251)	(251)
Total regulatory capital	64,548	67,175

Total RWAs[1],3	317,946	313,033

1	CET1 capital and RWAs are calculated applying the IFRS 9 transitional arrangements under Article 473a of the CRR. For more information refer to the Barclays PLC Pillar 3 Report Q1 2018, located at home.barclays/results.
2	AT1 and T2 capital are calculated applying the grandfathering of CRR non-compliant capital instruments. For further information on the relevant ratio for AT1 securities refer to Barclays PLC Pillar 3 Report Q1 2018.
3	Fully loaded CET1 capital and RWAs are calculated without the application of the IFRS 9 transitional arrangements under Article 473a of the CRR. On a fully loaded basis, the CET1 ratio is 12.2%, CET1 capital is £38,932m and RWAs are £317,970m.

Barclays PLC	19

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 31.03.18 £m
Opening CET1 capital	41,565

Effects of changes in accounting policies	(2,150)

Loss for the period attributable to equity holders	(593)
Own credit relating to derivative liabilities	(19)
Dividends paid and foreseen	(397)
Decrease in retained regulatory capital generated from earnings	(1,009)

Net impact of share schemes	(330)
Fair value through other comprehensive income reserve	64
Currency translation reserve	(602)
Other reserves	23
Decrease in other qualifying reserves	(845)

Pension re-measurements within reserves	(165)
Defined benefit pension fund asset deduction	167
Net impact of pensions	2

Additional value adjustments (PVA)	20
Goodwill and intangible assets	50
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	68
Excess of expected loss over impairment	1,239
Adjustment under IFRS 9 transitional arrangements	1,314
Other regulatory adjustments	(8)
Increase in regulatory capital due to adjustments and deductions	2,683

Closing CET1 capital	40,246

CET1 capital decreased £1.3bn to £40.2bn due to the following significant movements:

●

A £0.6bn loss for the period attributable to equity holders as organic capital generation from profits of £1.3bn was more than offset by litigation and conduct charges, which included a £1.4bn settlement relating to RMBS

●	A £0.4bn decrease due to dividends paid and foreseen

●	A £0.3bn decrease largely due to the purchase of share awards

●	A £0.6bn decrease in the currency translation reserve driven by the depreciation of period end USD against GBP

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders’ equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

The UK Retirement Fund, which is the Group’s main pension scheme, was in an IAS 19 surplus position of £0.7bn (December 2017: £1.0bn). As a surplus position is deducted from capital, and as no deficit reduction contributions were made in the quarter, there was no impact from pensions on the CET1 ratio in the quarter.

Barclays PLC	20

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.03.18	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	3,245	57,113	-	-	-	-	-	-	12,167	72,525
Barclays International	47,546	71,889	17,818	16,999	72	2,491	16,117	13,583	27,708	214,223
Head Office[1]	2,827	8,995	109	506	-	230	102	1,644	16,785	31,198
Barclays Group	53,618	137,997	17,927	17,505	72	2,721	16,219	15,227	56,660	317,946

As at 31.12.17
Barclays UK	3,811	54,955	-	-	-	-	-	-	12,167	70,933
Barclays International	49,058	69,520	17,000	17,243	101	2,776	13,313	13,547	27,708	210,266
Head Office[1]	2,907	9,766	65	633	-	225	88	1,365	16,785	31,834
Barclays Group	55,776	134,241	17,065	17,876	101	3,001	13,401	14,912	56,660	313,033

1	Includes Africa Banking RWAs.

Movement analysis of RWAs

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Three months ended 31.03.18	£bn	£bn	£bn	£bn	£bn
Opening RWAs	190.0	38.0	28.3	56.7	313.0
Book size	3.9	1.2	2.8	-	7.9
Acquisitions and disposals	-	-	-	-	-
Book quality	(0.7)	(0.2)	-	-	(0.9)
Model updates	(0.6)	-	-	-	(0.6)
Methodology and policy	0.9	(0.7)	0.3	-	0.5
Foreign exchange movements[1]	(1.9)	-	-	-	(1.9)
Closing RWAs	191.6	38.3	31.4	56.7	317.9

1	Foreign exchange movement does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £4.9bn to £317.9bn:

●	Book size increased RWAs £7.9bn primarily as a result of business growth, and increased derivatives portfolio and securities financing transaction trading activity in investment banking businesses

●	Foreign exchange movements decreased RWAs £1.9bn primarily due to the depreciation of period end USD against GBP

Barclays PLC	21

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a UK leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.6% as at 31 March 2018; this comprises the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) which is currently nil. Although the leverage ratio is expressed in terms of tier 1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.1bn. The fully loaded UK leverage requirement is expected to be 4.0%.

From Q118, following the end of the transitional period, Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 31.03.18	As at 31.12.17
Leverage ratios	£bn	£bn
Average tier 1 capital[1]	50.0	51.2
Average UK leverage exposure[2,3]	1,090	1,045
Average UK leverage ratio	4.6%	4.9%
UK leverage ratio	4.8%	5.1%

CET1 capital	40.2	41.6
AT1 capital	8.8	8.8
Tier 1 capital[1]	49.1	50.4

Leverage exposure
Accounting assets
Derivative financial instruments	215	238
Derivative cash collateral	52	53
Securities financing transactions	128	113
Loans and advances and other assets	747	729
Total IFRS assets	1,142	1,133

Regulatory consolidation adjustments	8	8

Derivatives adjustments
Derivatives netting	(195)	(217)
Adjustments to cash collateral	(34)	(42)
Net written credit protection	18	14
Potential future exposure (PFE) on derivatives	121	120
Total derivatives adjustments	(90)	(125)

Securities financing transactions (SFTs) adjustments	20	19

Regulatory deductions and other adjustments	(10)	(13)

Weighted off-balance sheet commitments	101	103

Qualifying central bank claims	(140)	(140)

UK leverage exposure[3]	1,031	985

1	The tier 1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under CRR.
2	The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.
3	Capital and leverage measures are calculated applying the IFRS 9 transitional arrangements under Article 473a of the CRR. For more information refer to the Barclays PLC Pillar 3 Report Q1 2018, located at home.barclays/results.

Barclays PLC	22

Treasury and Capital Risk

The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased due to higher trading activity in SFTs and trading portfolio assets. Tier 1 capital decreased, primarily due to settlement of litigation and conduct charges.

The UK leverage ratio decreased to 4.8% (December 2017: 5.1%) due to a decrease in the tier 1 capital to £49.1bn (December 2017: £50.4bn) primarily driven by £2.0bn of litigation and conduct charges and an increase in UK leverage exposure to £1,031bn (December 2017: £985bn).

●

Loans and advances and other assets increased £18bn to £747bn primarily driven by a £11bn increase in holdings of government securities and a £10bn increase in settlement balances , offset by a £14bn decrease in cash and balances at central banks held as part of the Group liquidity pool

●	SFTs increased £15bn to £128bn primarily driven by matched book trading activity

●	Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, increased £6bn to £38bn primarily driven by reduced collateral netting

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower SFTs, trading portfolio assets and settlement exposures at quarter end.

Barclays is also required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report Q1 2018), which will be disclosed on 26 April 2018, available at home.barclays/results.

Barclays PLC	23

Treasury and Capital Risk

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers

●	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UK1

MREL ratios and position

MREL ratios	As at 31.03.18	As at 31.12.17
CET1 capital[2]	12.7%	13.3%
AT1 capital instruments and related share premium accounts	2.8%	2.9%
T2 capital instruments and related share premium accounts	2.0%	2.1%
Term senior unsecured funding	7.2%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	24.7%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries[3]	0.9%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries[3]	1.9%	2.2%
Total MREL ratio, including eligible BBPLC instruments	27.5%	28.2%

MREL position	£m	£m
CET1 capital[2]	40,246	41,565
AT1 capital instruments and related share premium accounts	8,941	8,941
T2 capital instruments and related share premium accounts	6,293	6,472
Term senior unsecured funding	22,921	21,166
Total Barclays PLC (the Parent company) MREL position	78,401	78,144
Qualifying AT1 capital (including minority interests) issued by subsidiaries[3]	2,923	3,408
Qualifying T2 capital (including minority interests) issued by subsidiaries[3]	6,145	6,789
Total MREL position, including eligible BBPLC instruments	87,469	88,341

Total RWAs[2]	317,946	313,033

1	2022 requirements subject to Bank of England review by the end of 2020.
2	CET1 capital and RWAs are calculated applying IFRS 9 transitional arrangements under Article 473a of the CRR.
3

Includes other AT1 capital regulatory adjustments and deductions of £130m (December 2017: £130m) and T2 credit risk adjustments and other regulatory adjustments and deductions of £108m (December 2017: £251m).

Barclays PLC	24

Condensed Consolidated Financial Statements

Consolidated summary income statement

	Three months ended	Three months ended
	31.03.18	31.03.17
	£m	£m
Total income	5,358	5,823
Credit impairment charges and other provisions	(288)	(527)
Net operating income	5,070	5,296
Operating expenses excluding litigation and conduct	(3,364)	(3,591)
Litigation and conduct	(1,961)	(28)
Operating expenses	(5,325)	(3,619)
Other net income	19	5
(Loss)/profit before tax	(236)	1,682
Tax charge	(304)	(473)
(Loss)/profit after tax in respect of continuing operations	(540)	1,209
Loss after tax in respect of discontinued operation	-	(658)
(Loss)/profit after tax	(540)	551

Attributable to:
Ordinary equity holders of the parent	(764)	190
Other equity instrument holders[1]	171	139
Total equity holders	(593)	329
Non-controlling interests in respect of continuing operations	53	79
Non-controlling interests in respect of discontinued operation	-	143
(Loss)/profit after tax	(540)	551

Earnings per share
Basic (loss)/earnings per ordinary share[1]	(4.2p)	1.3p
Basic (loss)/earnings per ordinary share in respect of continuing operations[1]	(4.2p)	6.1p
Basic loss per ordinary share in respect of discontinued operation	-	(4.8p)

1	The profit after tax attributable to other equity instrument holders of £171m (Q117: £139m) is offset by a tax credit recorded in reserves of £46m (Q117: £38m). The net amount of £125m (Q117: £101m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC	25

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
	31.03.18	01.01.18[1]

Assets	£m	£m
Cash and balances at central banks	157,332	171,082
Cash collateral and settlement balances	86,714	74,779
Loans and advances at amortised cost	319,085	317,182
Reverse repurchase agreements and other similar secured lending	1,082	597
Trading portfolio assets	115,819	114,173
Financial assets at fair value through the income statement	160,341	140,211
Derivative financial instruments	215,215	237,669
Financial assets at fair value through other comprehensive income	63,745	53,241
Investments in associates and joint ventures	700	699
Goodwill and intangible assets	7,806	7,849
Current tax assets	506	482
Deferred tax assets	4,196	4,084
Other assets	8,702	8,200
Assets included in disposal groups classified as held for sale	957	1,193
Total assets	1,142,200	1,131,441

Liabilities
Deposits at amortised cost	381,326	379,841
Cash collateral and settlement balances	74,113	65,925
Repurchase agreements and other similar secured borrowing	18,610	15,053
Debt securities in issue	79,035	73,314
Subordinated liabilities	21,004	23,826
Trading portfolio liabilities	45,333	37,351
Financial liabilities designated at fair value	234,287	220,083
Derivative financial instruments	211,800	238,345
Current tax liabilities	787	586
Deferred tax liabilities	41	44
Other liabilities	14,234	13,207
Total liabilities	1,080,570	1,067,575

Equity
Called up share capital and share premium	22,061	22,045
Other reserves	4,201	5,247
Retained earnings	24,316	25,522
Shareholders’ equity attributable to ordinary shareholders of the parent	50,578	52,814
Other equity instruments	8,941	8,941
Total equity excluding non-controlling interests	59,519	61,755
Non-controlling interests	2,111	2,111
Total equity	61,630	63,866

Total liabilities and equity	1,142,200	1,131,441

1	Barclays introduced changes to the balance sheet presentation as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. A reconciliation of the statutory balance sheet as at 31 December 2017 to 1 January 2018 is on pages 28-29.

Barclays PLC	26

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

Three months ended 31.03.18	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies[1]	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax	-	171	-	(764)	(593)	53	(540)
Other comprehensive profit after tax for the period	-	-	(1,046)	(158)	(1,204)	-	(1,204)
Total comprehensive income for the period	-	171	(1,046)	(922)	(1,797)	53	(1,744)
Issue of shares under employee share schemes	16	-	-	132	148	-	148
Coupons paid on other equity instruments	-	(171)	-	46	(125)	-	(125)
Treasury shares	-	-	-	(478)	(478)	-	(478)
Dividends	-	-	-	-	-	(52)	(52)
Other movements	-	-	-	16	16	(1)	15
Balance as at 31 March 2018	22,061	8,941	4,201	24,316	59,519	2,111	61,630

	As at 31.03.18	As at 01.01.18[1]

Other reserves	£m	£m
Currency translation reserve	2,452	3,054
Fair value through other comprehensive income reserve	292	228
Cash flow hedging reserve	709	1,161
Own credit reserve	(235)	(179)
Other reserves and treasury shares	983	983
Total other reserves	4,201	5,247

1

Barclays introduced changes to the balance sheet presentation as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. A reconciliation of the statutory balance sheet as at 31 December 2017 to 1 January 2018 is on pages 28-29.

Barclays PLC	27

Condensed Consolidated Financial Statements

Balance sheet movements

The table below presents the impact of the changes to balance sheet presentation, the transition to IFRS 15 and the transition to IFRS 9 on the Group’s balance sheet, showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

	As at 31.12.17	Balance sheet presentation and IFRS 15	IFRS 9 classification and measurement	IFRS 9 impairment change	As at 01.01.18

Assets	£m	£m	£m	£m	£m
Cash and balances at central banks	171,082	-	-	-	171,082
Items in the course of collection from other banks	2,153	(2,153)	-	-	-
Loans and advances to banks	35,663	(35,663)	-	-	-
Loans and advances to customers	365,552	(365,552)	-	-	-
Cash collateral and settlement balances	-	77,168	(2,389)	-	74,779
Loans and advances at amortised cost	-	329,157	(9,467)	(2,508)	317,182
Reverse repurchase agreements and other similar secured lending	12,546	-	(11,949)	-	597
Trading portfolio assets	113,760	-	413	-	114,173
Financial assets designated at fair value	116,281	(116,281)	-	-	-
Financial assets at fair value through the income statement[1]	-	116,281	23,930	-	140,211
Derivative financial instruments	237,669	-	-	-	237,669
Financial investments	58,916	(57,415)	(1,501)	-	-
Financial assets at fair value through other comprehensive income	-	52,305	936	-	53,241
Investments in associates and joint ventures[2]	718	-	(19)	-	699
Goodwill and intangible assets	7,849	-	-	-	7,849
Current tax assets	482	-	-	-	482
Deferred tax assets	3,457	(22)	-	649	4,084
Prepayments, accrued income and other assets	5,927	(5,927)	-	-	-
Other assets	-	8,169	31	-	8,200
Assets included in disposal groups classified as held for sale	1,193	-	-	-	1,193
Total assets	1,133,248	67	(15)	(1,859)	1,131,441

Liabilities
Deposits from banks	37,723	(37,723)	-	-	-
Deposits at amortised cost	-	398,701	(18,860)	-	379,841
Items in the course of collection due to other banks	446	(446)	-	-	-
Customer accounts	429,121	(429,121)	-	-	-
Cash collateral and settlement balances	-	68,143	(2,218)	-	65,925
Repurchase agreements and other similar secured borrowing	40,338	-	(25,285)	-	15,053
Debt securities in issue	73,314	-	-	-	73,314
Subordinated liabilities	23,826	-	-	-	23,826
Trading portfolio liabilities	37,351	-	-	-	37,351
Financial liabilities designated at fair value	173,718	-	46,365	-	220,083
Derivative financial instruments	238,345	-	-	-	238,345
Current tax liabilities	586	-	-	-	586
Deferred tax liabilities	44	-	-	-	44
Accruals, deferred income and other liabilities	12,420	(12,420)	-	-	-
Other liabilities	-	12,866	-	341	13,207
Total liabilities	1,067,232	-	2	341	1,067,575

Equity
Called up share capital and share premium	22,045	-	-	-	22,045
Other reserves	5,383	-	(139)	3	5,247
Retained earnings	27,536	67	122	(2,203)	25,522
Shareholders’ equity attributable to ordinary shareholders of the parent	54,964	67	(17)	(2,200)	52,814
Other equity instruments	8,941	-	-	-	8,941
Total equity excluding non-controlling interests	63,905	67	(17)	(2,200)	61,755
Non-controlling interests	2,111	-	-	-	2,111
Total equity	66,016	67	(17)	(2,200)	63,866

Total liabilities and equity	1,133,248	67	(15)	(1,859)	1,131,441

1	Financial assets at fair value through the income statement includes both designated and mandatory fair value assets.
2	The impact of IFRS 9 on the Group’s share of profit and loss from joint ventures is shown in the classification and measurement column.

Barclays PLC	28

Condensed Consolidated Financial Statements

Balance sheet presentation and IFRS 15

The following changes to the balance sheet have been introduced:

●

“Items in the course of collection from other banks” and “prepayments, accrued income and other assets” are reported in “other assets”. Equally, “items in the course of collection due to other banks” and “accruals, deferred income and other liabilities” are reported in “other liabilities”

●

“Loans and advances to banks” and “loans and advances to customers” have been disaggregated to “loans and advances at amortised cost” and “cash collateral and settlement balances”. Equally, “deposits from banks” and “customer accounts” have been disaggregated to “deposits at amortised cost” and “cash collateral and settlement balances”

●	“Financial assets designated at fair value” have moved to “financial assets at fair value through the income statement” on adoption of IFRS 9

●

The majority of “available for sale assets” have moved to “financial assets at fair value through other comprehensive income” from “financial investments” on adoption of IFRS 9. In addition, “held to maturity assets” have moved to “loans and advances at amortised cost”

●	On adoption of IFRS 15, a transition adjustment of £67m has been recognised through retained earnings

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities positions from an amortised cost to a fair value approach.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset that will amortise to current tax over time. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

For further details, refer to the Barclays PLC IFRS 9 Transition Note at home.barclays/results.

Barclays PLC	29

Barclays PLC Parent Company

Summary balance sheet

	As at	As at
	31.03.18	31.12.17

Assets	£m	£m
Loans and advances to subsidiaries	23,381	23,970
Financial assets at fair value through the income statement	4,564	4,782
Derivative financial instruments	93	161
Investment in subsidiaries	40,854	39,354
Other assets	288	202
Total assets	69,180	68,469

Liabilities
Deposits at amortised cost	495	500
Debt securities in issue	23,120	22,110
Subordinated liabilities	6,360	6,501
Other liabilities	191	153
Total liabilities	30,166	29,264

Equity
Called up share capital and share premium	22,061	22,045
Other equity instruments	8,943	8,943
Other reserves	394	480
Retained earnings	7,616	7,737
Total equity	39,014	39,205

Total liabilities and equity	69,180	68,469

Investment in subsidiaries

The investment in subsidiaries of £40,854m (December 2017: £39,354m) predominately represents investments made into BBPLC, including £8,986m (December 2017: £8,986m) of AT1 securities.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

For the three months ended 31 March 2018, Barclays PLC issued £1,500m and €1,055m of Fixed Rate Senior Notes included within the debt securities in issue balance of £23,120m (December 2017: £22,110m). Barclays PLC did not issue any subordinated liabilities in the period.

Other reserves

As a result of the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding in BBPLC and other Group subsidiaries such as the Group Service Company, the US Intermediate Holding Company (IHC) and the UK ring-fenced bank. In October 2017, the Bank of England published a consultation on “Internal MREL” and following that consultation a final statement of policy is expected to be published in H118. Accordingly, during the course of 2018 Barclays expects to restructure certain investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which are expected to be in effect from 1 January 2019.

Barclays PLC	30

Barclays Non-Core Quarterly Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Barclays Non-Core segment within the Group’s results.

Barclays Non-Core

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	(123)	11	(54)	78	40
Net trading income	-	-	-	(411)	(77)	(462)	(288)	(463)
Net fee, commission and other income	-	-	-	78	(8)	97	51	79
Total income	-	-	-	(456)	(74)	(419)	(159)	(344)
Credit impairment charges and other provisions	-	-	-	(27)	(3)	(47)	(20)	(26)
Net operating expenses	-	-	-	(483)	(77)	(466)	(179)	(370)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	-	(108)	(148)	(341)	(311)	(368)
UK bank levy	-	-	-	-	-	(76)	-	-
Litigation and conduct	-	-	-	(19)	(9)	(51)	(102)	(27)
Operating expenses	-	-	-	(127)	(157)	(468)	(413)	(395)
Other net income/(expenses)	-	-	-	204	(7)	146	498	(324)
Loss before tax	-	-	-	(406)	(241)	(788)	(94)	(1,089)
Tax credit	-	-	-	207	75	322	194	229
(Loss)/profit after tax	-	-	-	(199)	(166)	(466)	100	(860)
Non-controlling interests	-	-	-	(8)	(9)	(14)	(13)	(12)
Other equity instrument holders	-	-	-	(19)	(18)	(18)	(15)	(15)
Attributable (loss)/profit	-	-	-	(226)	(193)	(498)	72	(887)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	48.3	49.5	51.1	58.7	68.5
Derivative financial instrument assets	-	-	-	150.3	164.2	188.7	253.2	262.8
Derivative financial instrument liabilities	-	-	-	143.0	155.3	178.6	243.0	253.4
Reverse repurchase agreements and other similar secured lending	-	-	-	-	-	0.1	0.1	0.1
Financial assets designated at fair value	-	-	-	12.1	13.4	14.5	15.5	15.4
Total assets	-	-	-	233.0	249.1	279.7	359.8	379.1
Customer deposits	-	-	-	11.8	12.9	12.5	16.0	17.4
Risk weighted assets	-	-	-	22.8	27.4	32.1	43.9	46.7

Barclays PLC	31

Discontinued Operation Quarterly Results

Following the reduction of the Group’s interest in BAGL in 2017, Barclays’ remaining holding of 14.9%, as at Q118, is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Africa Banking

	Q118	Q417	Q317	Q217[1]	Q117	Q416	Q316	Q216
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	407	617	626	561	502
Net fee, commission and other income	-	-	-	297	465	441	421	377
Total income	-	-	-	704	1,082	1,067	982	879
Credit impairment charges and other provisions	-	-	-	(71)	(106)	(105)	(96)	(133)
Net operating income	-	-	-	633	976	962	886	746
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	-	-	-	(477)	(653)	(727)	(598)	(543)
UK bank levy	-	-	-	-	-	(65)	-	-
Other net income excluding loss on sale of BAGL	-	-	-	3	2	2	2	1
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	-	-	-	159	325	172	290	204
Impairment of Barclays’ holding in BAGL	-	-	-	(206)	(884)	-	-	-
Loss on sale of BAGL	-	-	-	(1,435)	-	-	-	-
(Loss)/profit before tax	-	-	-	(1,482)	(559)	172	290	204
(Loss)/profit after tax	-	-	-	(1,537)	(658)	71	209	145
Attributable (loss)/profit	-	-	-	(1,534)	(801)	(52)	85	70

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	66.0	65.1	61.1	56.0
Risk weighted assets[2]	-	-	-	9.8	41.3	42.3	39.9	36.1

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.
2	RWAs at 31 March 2018 of £6.4bn (December 2017: £6.4bn) are reported in Head Office.

Barclays PLC	32

Appendix: Non-IFRS Performance Measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of risk weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity

Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 34.

Return on average allocated tangible equity

Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 34.

Cost: income ratio	Operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 18.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 17.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 38.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 35-37.

Barclays PLC	33

Appendix: Non-IFRS Performance Measures

Returns

Return on average tangible equity is calculated as annualised profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

Three months ended 31.03.18	Attributable (loss)/profit £m	Tax credit in respect of interest payments on other equity instruments £m	(Loss)/profit attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
Barclays UK	(38)	12	(26)	9.8	(1.1)
Corporate and Investment Bank	805	29	834	25.6	13.0
Consumer, Cards and Payments	168	5	173	4.5	15.6
Barclays International	973	34	1,007	30.1	13.4
Head Office	(1,699)	-	(1,699)	4.3	n/m
Barclays Group	(764)	46	(718)	44.2	(6.5)

Three months ended 31.03.17
Barclays UK	470	9	479	8.9	21.6
Corporate and Investment Bank	460	23	483	23.5	8.2
Consumer, Cards and Payments	377	4	381	4.2	36.4
Barclays International	837	27	864	27.7	12.5
Head Office[1]	(123)	(3)	(126)	7.6	n/m
Barclays Non-Core	(193)	5	(188)	5.2	n/m
Africa Banking discontinued operation[1]	(801)	-	(801)	n/m	n/m
Barclays Group	190	38	228	49.4	1.8

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Barclays PLC	34

Appendix: Non-IFRS Performance Measures

Performance measures excluding litigation and conduct

Barclays Group

Profit before tax	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m
(Loss)/profit before tax	(236)	93	1,107	659	1,682	330	837	1,270
Impact of litigation and conduct	1,961	383	81	715	28	97	741	447
Profit before tax excluding litigation and conduct	1,725	476	1,188	1,374	1,710	427	1,578	1,717

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(764)	(1,294)	583	(1,401)	190	99	414	677
Impact of litigation and conduct[1]	1,930	351	77	703	19	52	726	447
Attributable profit/(loss) excluding litigation and conduct	1,166	(943)	660	(698)	209	151	1,140	1,124
Tax credit in respect of interest payments on other equity instruments	46	49	43	44	38	39	31	29
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,212	(894)	703	(654)	247	190	1,171	1,153

Return on average tangible shareholders’ equity
Average tangible shareholders’ equity (£bn)	44.2	48.1	48.9	49.3	49.4	48.9	49.4	48.3

Return on average tangible shareholders’ equity excluding litigation and conduct	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%	9.5%	9.5%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,037	16,996	16,994	16,989	16,924	16,860	16,866	16,859

Basic earnings/(loss) per ordinary share excluding litigation and conduct	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p	6.9p	6.8p

Cost: income ratio
Operating expenses	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)
Impact of litigation and conduct	1,961	383	81	715	28	97	741	447
Operating expenses excluding litigation and conduct	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)	(4,222)	(3,581)	(3,425)

Total income	5,358	5,022	5,173	5,058	5,823	4,992	5,446	5,972

Cost: income ratio excluding litigation and conduct	63%	79%	63%	67%	62%	85%	66%	57%

1	Represents the post-tax impact.

Barclays PLC	35

Appendix: Non-IFRS Performance Measures

Barclays UK

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	170	452	661	(74)	708	583	75	376
Impact of litigation and conduct	411	53	11	699	(4)	28	614	399
Profit before tax excluding litigation and conduct	581	505	672	625	704	611	689	775

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(38)	245	423	(285)	470	383	(163)	141
Impact of litigation and conduct[1]	411	37	8	691	(3)	(3)	627	410
Attributable profit excluding litigation and conduct	373	282	431	406	467	380	464	551
Tax credit in respect of interest payments on other equity instruments	12	13	9	9	9	7	7	8
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	385	295	440	415	476	387	471	559

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	9.8	9.6	9.4	8.7	8.9	8.6	8.7	9.0
Return on average allocated tangible equity excluding litigation and conduct	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%	21.6%	24.9%

Cost: income ratio
Operating expenses	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)
Impact of litigation and conduct	411	53	11	699	(4)	28	614	399
Operating expenses excluding litigation and conduct	(1,005)	(1,176)	(980)	(974)	(959)	(1,037)	(904)	(947)

Total income	1,788	1,870	1,852	1,820	1,841	1,828	1,943	1,943
Cost: income ratio excluding litigation and conduct	56%	63%	53%	54%	52%	57%	47%	49%

1	Represents the post-tax impact.

Barclays PLC	36

Appendix: Non-IFRS Performance Measures

Barclays International

	Q118	Q417	Q317	Q217	Q117	Q416	Q316	Q216
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,413	6	652	1,261	1,356	373	1,085	1,726
Impact of litigation and conduct	15	255	5	(4)	13	17	17	10
Profit before tax excluding litigation and conduct	1,428	261	657	1,257	1,369	390	1,102	1,736

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	973	(1,168)	359	819	837	43	623	1,171
Impact of litigation and conduct[1]	12	250	4	(3)	9	14	17	10
Attributable profit/(loss) excluding litigation and conduct	985	(918)	363	816	846	57	640	1,181
Tax credit in respect of interest payments on other equity instruments	34	34	32	27	27	23	20	19
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,019	(884)	395	843	873	80	660	1,200

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	30.1	28.5	28.9	27.4	27.7	26.6	25.7	24.8
Return on average allocated tangible equity excluding litigation and conduct	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%	10.3%	19.3%

Cost: income ratio
Operating expenses	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)
Impact of litigation and conduct	15	255	5	(4)	13	17	17	10
Operating expenses excluding litigation and conduct	(2,300)	(2,693)	(2,182)	(2,276)	(2,435)	(2,781)	(2,337)	(2,074)
Total income	3,808	3,319	3,315	3,610	4,138	3,592	3,851	4,039
Cost: income ratio excluding litigation and conduct	60%	81%	66%	63%	59%	77%	61%	51%

Head Office

Profit before tax
(Loss)/profit before tax	(1,819)	(365)	(206)	(122)	(141)	162	(229)	257
Impact of litigation and conduct	1,535	75	65	1	10	1	8	11
(Loss)/profit before tax excluding litigation and conduct	(284)	(290)	(141)	(121)	(131)	163	(221)	268

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(1,699)	(371)	(199)	(175)	(123)	223	(203)	182
Impact of litigation and conduct[1]	1,507	64	65	1	7	1	8	7
Attributable (loss)/profit excluding litigation and conduct	(192)	(307)	(134)	(174)	(116)	224	(195)	189

1	Represents the post-tax impact.

Barclays PLC	37

Appendix: Non-IFRS Performance Measures

Tangible net asset value

	As at 31.03.18 £m	As at 31.12.17 £m	As at 31.03.17 £m
Total equity excluding non-controlling interests	59,519	63,905	65,536
Other equity instruments	(8,941)	(8,941)	(7,690)
Shareholders’ equity attributable to ordinary shareholders of the parent	50,578	54,964	57,846
Goodwill and intangibles[1]	(7,806)	(7,849)	(8,328)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	42,772	47,115	49,518

	m	m	m
Shares in issue	17,069	17,060	16,980

	p	p	p
Net asset value per share	296	322	341
Tangible net asset value per share	251	276	292

1	Comparative figure as at March 2017 included goodwill and intangibles in relation to Africa Banking.

Barclays PLC	38

Appendix: Non-IFRS Performance Measures

Average allocated equity[1]	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn
Barclays UK	13.4	13.1	14.0	13.5	13.6	13.2	13.3	13.5
Corporate and Investment Bank	25.9	24.7	25.8	24.4	24.8	24.0	23.3	22.7
Consumer, Cards and Payments	5.5	5.3	5.7	5.7	5.7	5.5	5.1	4.7
Barclays International	31.4	29.9	31.5	30.1	30.5	29.5	28.4	27.4
Head Office[2]	7.2	12.8	11.1	9.5	9.2	8.8	8.8	8.0
Barclays Non-Core	-	-	-	4.5	5.2	6.5	7.7	8.0
Barclays Group	52.0	55.9	56.6	57.5	58.5	58.0	58.2	56.9

Effect of goodwill and intangibles	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn
Barclays UK	(3.5)	(3.5)	(4.6)	(4.8)	(4.7)	(4.6)	(4.5)	(4.5)
Corporate and Investment Bank	(0.3)	(0.4)	(1.1)	(1.2)	(1.3)	(1.4)	(1.4)	(1.4)
Consumer, Cards and Payments	(1.0)	(1.1)	(1.5)	(1.6)	(1.5)	(1.5)	(1.4)	(1.2)
Barclays International	(1.4)	(1.4)	(2.6)	(2.8)	(2.8)	(2.9)	(2.8)	(2.6)
Head Office[2]	(2.9)	(2.8)	(0.6)	(0.7)	(1.6)	(1.6)	(1.5)	(1.3)
Barclays Non-Core	-	-	-	-	-	-	-	(0.1)
Barclays Group	(7.8)	(7.8)	(7.8)	(8.2)	(9.1)	(9.1)	(8.8)	(8.5)

Average allocated tangible equity[3]	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn
Barclays UK	9.8	9.6	9.4	8.7	8.9	8.6	8.7	9.0
Corporate and Investment Bank	25.6	24.3	24.8	23.3	23.5	22.6	21.9	21.3
Consumer, Cards and Payments	4.5	4.2	4.2	4.1	4.2	4.0	3.7	3.5
Barclays International	30.1	28.5	28.9	27.4	27.7	26.6	25.7	24.8
Head Office[2]	4.3	10.0	10.5	8.8	7.6	7.2	7.4	6.6
Barclays Non-Core	-	-	-	4.5	5.2	6.5	7.6	7.9
Barclays Group	44.2	48.1	48.9	49.3	49.4	48.9	49.4	48.3

1	This table shows the allocation of Group average equity across both the IFRS reporting segments and sub-segments of Barclays International.
2	Includes the Africa Banking discontinued operation.
3	This table shows average tangible equity for the Group and average allocated tangible equity for both the IFRS reporting segments and sub-segments of Barclays International.

Barclays PLC	39

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m
Barclays UK	(26)	257	433	(276)	479	390	(156)	149
Corporate and Investment Bank	834	(1,227)	368	646	483	(66)	505	509
Consumer, Cards and Payments	173	93	23	201	381	132	138	681
Barclays International	1,007	(1,134)	391	847	864	66	643	1,190
Head Office	(1,699)	(368)	(197)	(172)	(126)	227	(203)	180
Barclays Non-Core	-	-	-	(221)	(188)	(493)	76	(883)
Africa Banking discontinued operation	-	-	-	(1,533)	(801)	(52)	85	70
Barclays Group	(718)	(1,245)	626	(1,357)	228	138	445	706

Average allocated equity[1]	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn
Barclays UK	13.4	13.1	14.0	13.5	13.6	13.2	13.3	13.5
Corporate and Investment Bank	25.9	24.7	25.8	24.4	24.8	24.0	23.3	22.7
Consumer, Cards and Payments	5.5	5.3	5.7	5.7	5.7	5.5	5.1	4.7
Barclays International	31.4	29.9	31.5	30.1	30.5	29.5	28.4	27.4
Head Office[2]	7.2	12.8	11.1	9.5	9.2	8.8	8.8	8.0
Barclays Non-Core	-	-	-	4.5	5.2	6.5	7.7	8.0
Barclays Group	52.0	55.9	56.6	57.5	58.5	58.0	58.2	56.9

Return on average allocated equity[3]	Q118%	Q417%	Q317%	Q217%	Q117%	Q416%	Q316%	Q216%
Barclays UK	(0.8%)	7.8%	12.3%	(8.2%)	14.1%	11.8%	(4.7%)	4.4%
Corporate and Investment Bank	12.9%	(19.9%)	5.7%	10.6%	7.8%	(1.1%)	8.7%	9.0%
Consumer, Cards and Payments	12.6%	7.1%	1.6%	14.1%	26.6%	9.6%	10.8%	57.6%
Barclays International	12.8%	(15.1%)	5.0%	11.2%	11.3%	0.9%	9.0%	17.4%
Barclays Group[4]	(5.5%)	(8.9%)	4.4%	(9.4%)	1.6%	1.0%	3.1%	5.0%

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	Includes the Africa Banking discontinued operation.
3	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
4	Includes Head Office.

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Appendix: Non-IFRS performance measures

Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m
Barclays UK	385	295	440	415	476	387	471	559
Barclays International	1,019	(884)	395	843	873	80	660	1,200
Barclays Group[1]	1,212	(894)	703	(654)	247	190	1,171	1,153

Average allocated equity[2]	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn
Barclays UK	13.4	13.1	14.0	13.5	13.6	13.2	13.3	13.5
Barclays International	31.4	29.9	31.5	30.1	30.5	29.5	28.4	27.4
Barclays Group[1]	52.0	55.9	56.6	57.5	58.5	58.0	58.2	56.9

Return on average allocated equity excluding litigation and conduct[3]	Q118%	Q417%	Q317%	Q217%	Q117%	Q416%	Q316%	Q216%
Barclays UK	11.5%	9.0%	12.6%	12.3%	14.0%	11.7%	14.2%	16.6%
Barclays International	13.0%	(11.8%)	5.0%	11.2%	11.4%	1.1%	9.3%	17.5%
Barclays Group[1]	9.3%	(6.4%)	5.0%	(4.5%)	1.7%	1.3%	8.0%	8.1%

1	Includes Head Office.
2	This table shows average equity for the Group and average allocated equity for the IFRS reporting segments.
3	This table shows return on average equity excluding litigation and conduct for the Group and return on average allocated equity excluding litigation and conduct for the IFRS reporting segments.

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Shareholder Information

Results timetable[1]	Date
2018 Interim Results Announcement	2 August 2018

				% Change[3]
Exchange rates[2]	31.03.18	31.12.17	31.03.17	31.12.17	31.03.17
Period end - USD/GBP	1.40	1.35	1.25	4%	12%
3 month average - USD/GBP	1.39	1.33	1.24	5%	12%
Period end - EUR/GBP	1.14	1.13	1.17	1%	(3%)
3 month average - EUR/GBP	1.13	1.13	1.16	-	(3%)

Share price data
Barclays PLC (p)	206.50	203.10	225.10
Barclays PLC number of shares (m)	17,069	17,060	16,980

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	42

Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

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Glossary of Terms

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Group. Following a sell down of shares resulting in a loss of control, the Group’s shareholding in BAGL is now classified as an Available for Sale asset.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays International’ The division of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The division of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

Barclays PLC	44

Glossary of Terms

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where the most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Capital risk’ The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

Barclays PLC	45

Glossary of Terms

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

Barclays PLC	46

Glossary of Terms

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of Risk Weighted Assets, a component of Risk weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

Barclays PLC	47

Glossary of Terms

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRLs (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

Barclays PLC	48

Glossary of Terms

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

Barclays PLC	49

Glossary of Terms

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

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Glossary of Terms

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

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Glossary of Terms

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ A risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Group Service Company’ or ‘BSerL’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

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Glossary of Terms

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

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Glossary of Terms

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

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Glossary of Terms

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a firm to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the firm’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the firm is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

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Glossary of Terms

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

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Glossary of Terms

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

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Glossary of Terms

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income (NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

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Glossary of Terms

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

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Glossary of Terms

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

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Glossary of Terms

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

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Glossary of Terms

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

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Glossary of Terms

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

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Glossary of Terms

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

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Glossary of Terms

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

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Glossary of Terms

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2017. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31.12.17
(000)
Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,060,398

£m

Group equity

Called up share capital	4,265

Share premium account	17,780

Other reserves[1]	5,383

Other equity instruments	8,941

Retained earnings[2]	27,536

Total equity excluding non-controlling interests	63,905

Non-controlling interests	2,111

Total equity	66,016

Group indebtedness[3]

Subordinated liabilities[4]	23,826

Debt securities in issue[5]	73,314

Total indebtedness	97,140

Total capitalisation and indebtedness	163,156

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	14,275

Performance guarantees, acceptances and endorsements	4,737

Total contingent liabilities	19,012

Documentary credits and other short-term trade related transactions	812

Standby facilities, credit lines and other commitments	314,761

Total commitments	315,573

1	As at 31 March 2018, other reserves had decreased by £1.2bn primarily due to adverse movements across the currency translation and cash flow hedging reserves.
2	As at 31 March 2018, retained earnings had decreased by £3.2bn primarily due to the impact of the implementation of IFRS 9 and losses in the quarter.
3	“Group indebtedness” includes interest accrued as at 31 December 2017 in accordance with International Financial Reporting Standards.
4	As at 31 March 2018, subordinated liabilities had decreased by £2.8bn primarily due to redemptions of dated subordinated notes.
5	As at 31 March 2018, debt securities in issue had increased by £5.7bn primarily due to new issuances.

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